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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                               VIRBAC CORPORATION
                       (Name of Subject Company (Issuer))

                        LABOGROUP HOLDING, INC. - OFFEROR
                                 INTERLAB S.A.S
                                   VIRBAC S.A.
   VIRBAC CORPORATION - (Issuer and subject company of Rule 13E-3 transaction) (Name of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    927649 10
                      (CUSIP Number of Class of Securities)

                ERIC MAREE                            WITH A COPY TO:
     CHAIRMAN OF THE MANAGEMENT BOARD                DAVID F. FREEDMAN
                VIRBAC S.A.                         BAKER & MCKENZIE LLP

          13 EME RUE LID - BP 27                1114 AVENUE OF THE AMERICAS
         06511 CARROS CEDEX, FRANCE               NEW YORK, NEW YORK 10036
            011-33-4-9208-7214                         (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            CALCULATION OF FILING FEE
======================================== =======================================
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
---------------------------------------- ---------------------------------------
               47,409,768                                 $5,073
======================================== =======================================

     * Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Virbac Corporation, a Delaware corporation, other than the shares owned by Virbac S.A. and its subsidiaries, at a purchase price of $5.25 per share, net to the seller in cash, including all shares underlying outstanding options to purchase such common stock having an exercise price less than $5.25 per share. As of July 31, 2006 there were 22,644,240 shares of common stock outstanding, of which 13,613,808 shares are owned by Virbac S.A. and its subsidiaries.

     ** The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

     |X| Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $5,073
                          Filing Party: Interlab S.A.S.
                     Form or Registration No.: Schedule TO-T

                           Date Filed: August 18, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.

     |_|  issuer tender offer subject to Rule 13e-4.

     |X|  going-private transaction subject to Rule 13e-3.

     |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 10 amends and supplements, and constitutes the final amendment to, the Tender Offer Statement, Rule 13E-3 Transaction Statement and amendment to Schedule 13D under Rule 13d-2 filed under cover of Schedule TO (this "Schedule TO") filed on August 18, 2006 by Virbac S.A., a corporation organized under the laws of France ("Parent"), Interlab S.A.S, a French company ("Interlab") and a wholly owned subsidiary of Virbac S.A., Labogroup Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Virbac S.A., and Virbac Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1 to the Schedule TO filed on September 8, 2006, by Amendment No. 2 to the Schedule TO filed on September 15, 2006, by Amendment No. 3 to the Schedule TO filed on September 21, 2006, by Amendment No. 4 to the Schedule TO filed on September 26, 2006, by Amendment No. 5 to the Schedule TO filed on October 4, 2006, by Amendment No. 6 to the Schedule TO filed on October 11, 2006, by Amendment No. 7 to the Schedule TO on October 12, 2006, by Amendment No. 8 to the Schedule TO on October 17, 2006 and by Amendment No. 9 to the Schedule TO on November 1, 2006. This Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, other than those Shares already owned by Purchaser, Parent and their subsidiaries, except the Company and its subsidiaries, at $5.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2006 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated September 8, 2006 (the "First Supplement"), the Second Supplement to the Offer to Purchase dated October 17, 2006 (the "Second Supplement") and in the related revised
(gold) Letter of Transmittal (which, together with the Offer to Purchase, the First Supplement, as each may be amended or supplemented from time to time, and the Second Supplement, collectively constitute the "Amended Offer").



ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

On November 1, 2006, the Company requested that its Shares, be delisted from The NASDAQ Capital Market ("NASDAQ") under the symbol "VBAC", effective at the close of business on November 10, 2006. In addition, the Company will deliver notices to the United States Securities and Exchange Commission requesting deregistration of its Shares effective November 13, 2006.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At 12:00 midnight, New York City time, on Tuesday, October 31, 2006, the Amended Offer and withdrawal rights expired and Purchaser has accepted for payment on or about November 3, 2006 all Shares tendered. According to the final report of the depositary for the Amended Offer, Purchaser acquired approximately 8,440,483 Shares (including guaranteed deliveries) pursuant to the Amended Offer. Parent and Purchaser and their subsidiaries now hold approximately 97.3% of the Shares of the Company. Purchaser expects to file a Certificate of Ownership and Merger with the Delaware Secretary of the State on November 13, 2006 to merge itself into the Company. Upon consummation of the merger, the Company will become an indirect wholly owned subsidiary of Parent.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2006

                                               LABOGROUP HOLDING, INC.


                                               By: /s/ ERIC MAREE
                                                   -----------------------------
                                               Name:  Eric Maree
                                               Title: President



                                               INTERLAB S.A.S.


                                               By: /s/ ERIC MAREE
                                                   -----------------------------
                                               Name:  Eric Maree
                                               Title: Chief Executive Officer



                                               VIRBAC S.A.


                                               By: /s/ ERIC MAREE
                                                   -----------------------------
                                               Name:  Eric Maree
                                               Title: Chairman of the Management
                                                      Board



                                               VIRBAC CORPORATION


                                               By: /s/ ERIK MARTINEZ
                                                   -----------------------------
                                               Name:  Erik Martinez
                                               Title: President and Chief
                                                      Executive Officer